Filed Pursuant to Rule 424(b)(5)
Registration No. 333-263985
Supplement No. 1 dated November 13, 2023
To Prospectus Supplement dated June 6, 2022
(To Prospectus dated June 2, 2022)
Modiv Industrial, Inc.
$50,000,000
Class C Common Stock
This supplement, which we refer to as this “Supplement,” supplements certain information contained in our prospectus supplement dated June 6, 2022 (File No. 333-263985), which we refer to as the “prospectus supplement,” relating to the issuance and sale of shares of our Class C common stock, par value $0.001 per share, referred to as the “Class C Common Stock,” having an aggregate gross sales price of $50,000,000, offered by the prospectus supplement and the prospectus (as defined below) pursuant to an “at-the-market” equity offering program. This Supplement should be read in conjunction with the prospectus supplement and the accompanying prospectus dated June 2, 2022, which we refer to as the “prospectus,” and is qualified by reference thereto. Except as set forth herein, the prospectus supplement remains unchanged. Defined terms used in this Supplement and not defined herein have the respective meanings given to such terms in the prospectus supplement.
This Supplement is being filed to reflect the Amended and Restated At Market Issuance Sales Agreement, dated November 13, 2023, by and among us, Modiv Operating Partnership, LP, our operating partnership, and Robert W. Baird & Co. Incorporated, Truist Securities, Inc., BMO Capital Markets Corp., B. Riley Securities, Inc., Janney Montgomery Scott LLC and Colliers Securities LLC, which we refer to as the “amended and restated sales agreement” and which amends and restates the At Market Issuance Sales Agreement, dated June 6, 2022. The amended and restated sales agreement reflects our corporate name change from “Modiv Inc.” to “Modiv Industrial, Inc.,” effective August 11, 2023, and updates the sales agents under the amended and restated sales agreement. Accordingly, each reference to the term “Modiv Inc.” in the prospectus supplement and prospectus is hereby amended to refer to “Modiv Industrial, Inc.,” each reference to the term “sales agents” in the prospectus supplement shall include only Robert W. Baird & Co. Incorporated, Truist Securities, Inc., BMO Capital Markets Corp., B. Riley Securities, Inc., Janney Montgomery Scott LLC and Colliers Securities LLC and each reference to the term “sales agreement” in the prospectus supplement is hereby amended to refer to the “amended and restated sales agreement.”
As of the date of this Supplement, we have not sold any shares of Class C Common Stock under the amended and restated sales agreement; consequently, shares of Class C Common Stock having an aggregate sales price of $50,000,000 currently remain available for sale under the amended and restated sales agreement.
Our Class C Common Stock is listed on the New York Stock Exchange, or the “NYSE,” under the symbol “MDV.” On November 10, 2023, the last reported sale price of our Class C Common Stock on the NYSE was $14.81 per share.
Our Class C Common Stock is subject to certain restrictions on ownership and transfer designed, among other things, to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Certain Provisions of Maryland Law and of our Charter and Bylaws – Restrictions on Ownership of Shares” beginning on page 24 of the prospectus, as supplemented by “Risk Factors – Risks Related to Our Corporate Structure” in our Annual Report on Form 10-K for the year ended December 31, 2022, or our “Annual Report,” and “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” included as Exhibit 4.2 to our Annual Report, for more information about these restrictions.
Investing in our Class C Common Stock involves risks. Before buying our securities you should carefully read the entire prospectus supplement (as supplemented by this Supplement), the accompanying prospectus and the documents incorporated by reference therein, including the section of the prospectus supplement entitled “Risk Factors” beginning on page S-7 and the “Risk Factors” section of our most recently filed Annual Report on Form 10-K and, to the extent applicable, our Quarterly Reports on Form 10-Q.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement, the prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Baird	Truist Securities	BMO Capital Markets
B. Riley Securities	Janney Montgomery Scott	Colliers Securities LLC
The date of this Supplement is November 13, 2023.

The following section of the prospectus supplement is hereby amended and restated as follows:
PLAN OF DISTRIBUTION
We have entered into an amended and restated sales agreement, dated November 13, 2023, with Robert W. Baird & Co. Incorporated, Truist Securities, Inc., BMO Capital Markets Corp., B. Riley Securities, Inc., Janney Montgomery Scott LLC and Colliers Securities LLC, relating to the offer and sale of shares of our Class C Common Stock having an aggregate offering price of up to $50,000,000 from time to time through the sales agents. The sales, if any, of the Class C Common Stock made under this prospectus supplement and the accompanying prospectus may be made in transactions that are deemed to be “at-the-market” offerings, as defined in Rule 415 of the Securities Act, including, without limitation, sales made by means of ordinary brokers' transactions on the NYSE, to or through a market maker at market prices prevailing at time of sale, at prices relating to prevailing market prices or at negotiated prices. Under the terms of the amended and restated sales agreement, we may also sell shares to the sales agents as principals for their own accounts.
From time to time during the term of the amended and restated sales agreement, in connection with the sales agents acting as our agents, the sales agents will offer our Class C Common Stock subject to the terms and conditions of the amended and restated sales agreement on a daily basis or as otherwise agreed upon by us and the applicable sales agent. We may designate the maximum amount or dollar value of shares of Class C Common Stock to be sold through a sales agent on a daily basis or otherwise as we and a sales agent agree and the minimum price per share at which such shares may be sold. Sales agents are not required to sell any specific number or dollar amount of shares of our Class C Common stock. Subject to the terms and conditions of the amended and restated sales agreement, the sales agents will use their commercially reasonable efforts to sell on our behalf the shares of our Class C Common Stock so designated by us. We may instruct the sales agents not to sell shares of Class C Common Stock if the sales cannot be affected at or above the price made through the sales agent designated by us in any such instruction. Shares of our Class C Common Stock sold pursuant to the amended and restated sales agreement will be sold through only one of the sales agents on any given day. We or the sales agents may suspend the offering of our Class C Common Stock at any time upon proper notice to the other, and subject to the other conditions contained in the amended and restated sales agreement, upon which the selling period will immediately terminate.
The sales agents will provide written confirmation to us no later than the opening of the trading day on the NYSE on the day following the trading day in which our shares of Class C Common Stock were sold under the amended and restated sales agreement. Each confirmation will include the number of shares sold on that day, the compensation payable by us to the applicable sales agent with respect to such sales and the net proceeds to us, with an itemization of the deductions made by the applicable sales agent from the gross proceeds that it receives from such sales. We will report at least quarterly the number of shares of Class C Common Stock sold through the sales agents under the amended and restated sales agreement, the net proceeds to us and the aggregate compensation paid by us to the sales agent in connection with such sales of our Class C Common Stock.
Settlement for sales of our Class C Common Stock will occur on the second trading day following the date on which any sales were made in return for payment of the net proceeds to us, unless we agree otherwise with the sales agent in connection with a particular transaction. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
Sales of our Class C Common Stock as contemplated by this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the sales agents may agree upon. Sales of our Class C Common Stock may also be affected, from time-to-time, in one or more transactions described under the section “Plan of Distribution” in the accompanying prospectus.
We will pay to the sales agents, upon each sale of Class C Common Stock pursuant to the amended and restated sales agreement, an aggregate amount up to 2.2% of the gross proceeds from each such sale. A different amount of compensation may be paid by us when a sales agent purchases shares as principal at a price agreed to by us and the applicable sales agent. We have agreed to reimburse the sales agents for certain expenses incurred in connection with this offering, not to exceed $75,000, in connection with the execution of the amended and restated sales agreement, and not to exceed $75,000 per year thereafter in connection with updates at the Representation Dates (as defined in amended and restated sales agreement). We estimate that the total expenses
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of the offering payable by us, excluding commissions or discounts payable or provided to the sales agents under the amended and restated sales agreement and our reimbursement of certain expenses of the sales agents in connection with this offering, will be approximately $450,000.
We may also sell shares of our Class C Common Stock to a sales agent as principal for its own account at a price agreed upon at the time of sale. If we sell shares of our Class C Common Stock to a sales agent as principal, we will enter into a separate agreement setting forth the terms of such transaction, and, to the extent required by applicable law, we will describe this agreement in a separate prospectus supplement or pricing supplement.
In connection with the sale of our Class C Common Stock on our behalf, the sales agents will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to the sales agent will be deemed to be underwriting commissions or discounts. We have agreed to indemnify the sales agents against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments that the sales agents may be required to make because of those liabilities.
The offering of our Class C Common Stock pursuant to the amended and restated sales agreement will terminate upon the earlier of (1) the sale, pursuant to the amended and restated sales agreement, of all of the shares of our Class C Common Stock having an aggregate sales price of $50,000,000 and (2) the termination of the amended and restated sales agreement by either us or the sales agents as permitted therein.
In the ordinary course of their business, the sales agents and/or their respective affiliates have in the past provided, and may continue to provide, certain commercial banking, financial advisory, investment banking and other services for us or our affiliates, for which the sales agents and/or their respective affiliates have received and may continue to receive customary fees and commissions. In addition, the sales agents have advised that from time to time, such agents and/or their respective affiliates have in the past effected, and may continue to effect, transactions for their own account or the account of customers, and have held, and may continue to hold, on behalf of themselves or their customers, long or short positions in our equity securities or loans. The sales agents and/or their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Affiliates of BMO Capital Markets Corp. and Truist Securities, Inc. are lenders under our credit facility, and BMO Capital Markets Corp. and Truist Securities, Inc. act as joint-lead arrangers for our credit facility. As described under “Use of Proceeds,” we may use a portion of the net proceeds of this offering to repay outstanding debt, including our credit facility. As a result, these affiliates will receive their proportionate share of any amount of our credit facility that is repaid with the net proceeds from this offering. In addition, Robert W. Baird & Co. Incorporated will pay a referral fee to an affiliate of The Huntington National Bank, one of the lenders under our credit facility, in connection with this offering.
The sales agents have also agreed that during the term of the amended and restated sales agreement, such agent will not engage in any market making, bidding, stabilization or other trading activity with regard to our Class C Common Stock if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act.
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